Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the rights of Ventas, Inc.’s common stock, and of certain provisions of Ventas, Inc.'s Amended and Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and Ventas, Inc.'s Fifth Amended and Restated Bylaws, as amended (the "Bylaws"), and certain provisions of applicable law. The following description is only a summary and does not purport to be complete and is qualified by reference to the Certificate of Incorporation and the Bylaws, which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019. Unless the context requires otherwise, all references to “we”, “us” and “our” in this section refer to Ventas, Inc.
General
The Certificate of Incorporation authorizes Ventas, Inc. to issue up to 600,000,000 shares of its common stock, par value $0.25 per share. As of August 4, 2020, 373,087,555 shares of Ventas, Inc. common stock were issued and outstanding.
        All shares of common stock offered hereby, when issued, will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares of capital stock and to certain provisions of the Certificate of Incorporation, holders of shares of Ventas, Inc. common stock are entitled to receive distributions if, as and when authorized and declared by Ventas, Inc.'s Board of Directors out of assets legally available therefor and to share ratably in our assets legally available for distribution to stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities. We currently expect to continue to make quarterly distributions, and from time to time we may make additional distributions.
        Holders of shares of Ventas, Inc. common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote. Holders of shares of Ventas, Inc. common stock have no conversion, sinking fund, redemption or preemptive rights. Subject to certain provisions of the Certificate of Incorporation, shares of Ventas, Inc. common stock have equal distribution, liquidation and other rights.
Restrictions on Ownership and Transfer
        In order to preserve its ability to maintain its REIT status, Ventas, Inc.'s Certificate of Incorporation provides that if a person acquires beneficial ownership of more than 9%, in number or value, of the outstanding shares of Ventas, Inc. common stock, the shares that are beneficially owned in excess of such 9% limit are considered to be "excess shares." Excess shares are automatically deemed transferred to a trust for the benefit of a charitable institution or other qualifying organization selected by Ventas, Inc.'s Board of Directors. The trust is entitled to all dividends with respect to the excess shares and the trustee may exercise all voting power over the excess shares. Ventas, Inc. has the right to buy the excess shares for a purchase price equal to the lesser of (1) the price per share in the transaction that created the excess shares, or (2) the market price on the date Ventas, Inc. buys the shares, and Ventas, Inc. may defer payment of the purchase price for up to five years. If Ventas, Inc. does not purchase the excess shares, the trustee of the trust is required to transfer the excess shares at the direction of Ventas, Inc.'s Board of Directors. The owner of the excess shares is entitled to receive the lesser of the proceeds from the sale of the excess shares or the original purchase price for such excess shares, and any additional amounts are payable to the beneficiary of the trust. Ventas, Inc.'s Board of Directors may grant waivers from the excess share limitations.